                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)*

                        Cablevision Systems Corporation
                        -------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  12686C-10-9
                                 --------------
                                 (CUSIP Number)

                               December 31, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)

      [ ]  Rule 13d-1(c)

      [X]  Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.  12686C-10-9                         13G

1     NAME OF REPORTING PERSON                              John MacPherson, individually
                                                            and as Trustee for the Trusts
                                                            listed in Exhibit A
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)                                       N/A
-----------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                        (b) [ ]
-----------------------------------------------------------------------------------------
3  SEC USE ONLY

-----------------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          U.S.A.
-----------------------------------------------------------------------------------------
                  5.    SOLE VOTING POWER
                                                                      7,724,896
                  -----------------------------------------------------------------------
 NUMBER OF        6.    SHARED VOTING POWER
   SHARES                                                                    0
BENEFICIALLY      -----------------------------------------------------------------------
  OWNED BY        7.    SOLE DISPOSITIVE POWER
    EACH                                                              7,724,896
  REPORTING       -----------------------------------------------------------------------
   PERSON         8.    SHARED DISPOSITIVE POWER
    WITH                                                                     0
-----------------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                          7,724,896
-----------------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES                                                                [ ]
-----------------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            5.6%
-----------------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
                                                                              IN
-----------------------------------------------------------------------------------------

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CUSIP No.  12686C-10-9                         13G

             CONTINUATION PAGES OF AMENDMENT NO. 6 TO SCHEDULE 13G
                                    FILED BY
                  JOHN MACPHERSON, INDIVIDUALLY AND AS TRUSTEE

Item 1(a)         Name of Issuer:

                  Cablevision Systems Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  1111 Stewart Avenue
                  Bethpage, New York 11714

Item 2(a)         Name of Person Filing:

                  John MacPherson, individually and as Trustee for the Trusts listed on Exhibit A.

Item 2(b)         Address of Principal Business Office:

                  c/o Cablevision Systems
                  1111 Stewart Avenue
                  Bethpage, New York  11714

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock

Item 2(e)         CUSIP Number:

                  12686C-10-9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable.

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CUSIP No.  12686C-10-9                         13G

Item 4.           Ownership

                  (a)   Amount Beneficially Owned

                        7,724,896  (as of December 31, 1999)

                  (b)   Percent of Class:

                        5.6% (as of December 31, 1999)

                  (c)   Number of shares as to which such person has:

                        (i)   sole power to vote or to direct the vote:  7,724,896

                        (ii)  shared power to vote or to direct the vote:  0

                        (iii) sole power to dispose or to direct the disposition of:  7,724,896

                        (iv)  shared power to dispose or to direct the disposition of:  0

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]:

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

                  See Exhibit A.

Item 7.           Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported on By the Parent Holding
                  Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

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CUSIP No.  12686C-10-9                         13G

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

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CUSIP No.  12686C-10-9                         13G

SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February  14, 2000

                           Signature:  /s/ John MacPherson
                                       By William A. Frewin, Jr., as
                                        attorney-in-fact
                                       -----------------------------
                           Name/Title: John MacPherson, individually and as
                                       Trustee of each of the following Trusts:
                                       CFD Trust No.  1
                                       CFD Trust No.  2
                                       CFD Trust No.  3
                                       CFD Trust No.  4
                                       CFD Trust No.  5
                                       CFD Trust No.  6
                                       CFD Trust No. 10

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CUSIP No.  12686C-10-9                         13G

                                   Exhibit A

            John MacPherson ("Mr. MacPherson" or the "Trustee") is currently the trustee of each trust listed in the table below (the "Trusts"). As of December 31, 1999, the CFD Trust No. 10 owned 151,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). In addition, as of December 31, 1999, the Trusts owned, in the aggregate, 7,560,296 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") of the Issuer. Class B Common Stock of the Issuer is convertible at the option of the holder share for share into Class A Common Stock of the Issuer. Mr. MacPherson does not have an economic interest in such shares, but, as the Trustee of the Trusts, does have the power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mr. MacPherson retains such powers, he is deemed to have beneficial ownership thereof for purposes of Schedule 13G reporting. Also, as of December 31, 1999, Mr. MacPherson and his wife, Dorothy MacPherson, owned directly 13,600 shares of Class A Common Stock of the Issuer.

            The following table lists each Trust's name and its current beneficiary:

Name of Trust                                  Current Beneficiary
-------------                                  -------------------
CFD Trust No.  1                          Kathleen Dolan

CFD Trust No.  2                          Deborah Dolan

CFD Trust No.  3                          Marianne Dolan

CFD Trust No.  4                          Patrick Dolan

CFD Trust No.  5                          Thomas Dolan

CFD Trust No.  6                          James Dolan

CFD Trust No. 10                          Marie Atwood

CFD Trust No. 1 - CFD Trust No. 6

            For each of the CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5 and CFD Trust No. 6 (collectively, the "CFD Trusts 1-6"), distributions of income and principal can be made in the Trustee's discretion to the person shown as the current beneficiary of each CFD Trust 1-6 in the above table (the "Current Beneficiary"). The Current Beneficiary has a power during his or her life to appoint all or part of the relevant CFD Trust 1-6 to or for the benefit of one or more of the Current Beneficiary's descendants. Upon the death of the Current Beneficiary, the relevant CFD Trust 1-6, if not previously terminated, will pass as appointed by the Current Beneficiary to or for

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CUSIP No.  12686C-10-9                         13G

the benefit of one or more of the Current Beneficiary's descendants. Any unappointed portion of such Trust will pass, in further trust, per stirpes to the Current Beneficiary's then living descendants, or if none, per stirpes to the then living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan.

CFD Trust No. 10

            For the CFD Trust No. 10, distributions of income and principal can be made in the Trustee's discretion to Marie Atwood (the "Current Beneficiary"). The Current Beneficiary has a power during her life to appoint all or part of the CFD Trust No. 10 to or for the benefit of one or more of her descendants. Upon the death of the Current Beneficiary, the CFD Trust No. 10, if not previously terminated, will pass as appointed by the Current Beneficiary to or for the benefit of one or more of her descendants. Any unappointed portion of the CFD Trust No. 10 will pass, in further trust, per stirpes to the Current Beneficiary's then living descendants, or if none, among the Current Beneficiary's heirs-at-law. The spouse of the Current Beneficiary, if he survives the Current Beneficiary, as a power during his life and upon his death to appoint all or part of any such continuing trusts to or for the benefit of one or more of the Current Beneficiary's descendants.

Beneficial Ownership of the Beneficiaries

            No individual beneficiary of any Trust can be said to have a present beneficial interest in any Trust of greater than five percent of the Class A Common Stock because the Trustee has the sole discretion to distribute or accumulate the income from a Trust and the sole discretion to distribute the principal of a Trust to the Current Beneficiary.

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